

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2022

Bethany M. Owen
Chair, President and Chief Executive Officer
ALLETE, Inc.
30 West Superior Street
Duluth, MN 55802

> **Re: ALLETE, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated October 26, 2022**
> **File No. 001-03548**

Dear Bethany M. Owen:

We have reviewed your October 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022 letter.

Response dated October 26, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

1. Your response to prior comment 2 does not appear to provide information regarding future capital expenditures for climate-related projects. Please tell us about and quantify climate-related capital expenditures made during 2022 and amounts budgeted for future periods.

2.   In response to prior comment 4, you state that you "have experienced increasing rates and deductibles for property insurance, and lower sub-limits for natural perils such as flooding and severe storms, with a larger impact at wind energy facilities located in areas more susceptible to these weather events." Tell us how you considered providing disclosure regarding these changes and future period weather-related impacts to the cost or availability of insurance.

     Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation